Filed pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Filing Person: Kindred Healthcare, Inc.

Commission File No.: 001-14057

Subject Company: RehabCare Group, Inc.

Commission File No.: 001-14655

A Time for Growth

It’s hard to believe that April is upon us and Spring is in full bloom! As we enter this new season, we have much to discuss and for which to look forward!

As you all now know, Kindred announced the planned merger of Peoplefirst Rehabilitation and RehabCare. This is an exciting opportunity for us and I look forward to combining the strengths of both organizations after the transaction closes. While we will be growing in size with the combined division, our true goal is to become “Better Together,” to build an even better and stronger company. Though we focus our attention on all aspects of our business, I want to highlight a few areas that are critical to us as an organization.

Our Philosophy Remains the Same

First, our company’s philosophy will remain

firmly centered on our people: the patients and residents we treat, the family members with whom we interact, the therapists we employ and the customers and facility team members with whom we partner. We all participate in keeping these values alive and will continue to do so into the future. While our name will change to RehabCare and many of our colleagues will be new, our philosophy will not waver.

Our Commitment to Quality Care

Second, we will stay focused on delivering the best quality care to the patients we treat and the customers we serve. While our 2010 quality results speak to the excellent care delivered by our therapy teams, this will remain a work in progress. We will continue to implement initiatives to more effectively and efficiently treat our patients, as patient needs will continue to change and our customers will increasingly expect tighter case management, fewer re-hospitalizations and patients going

WHILE WE WILL BE GROWING IN SIZE WITH THE COMBINED DIVISION, OUR TRUE GOAL IS TO BECOME “BETTER TOGETHER,” TO BUILD AN EVEN BETTER AND STRONGER COMPANY.

CONTINUED on next page

APRIL 2011    I    The Peoplefirst Post    I  1

A Time for Growth CONTINUED

home sooner. We’ll also stay competitive by demonstrating functional improvements of patients.

Placing a Premium on Personal and Professional Growth

Third, we’ll stay ahead of the curve by continuing to provide clinical education to enhance the skill set, clinical practice and expertise of our therapists. Doing so allows us to continue to invest in our people, in your professional and personal growth. It allows us to recruit and retain the best and the brightest. And it also allows us to offer robust clinical programming for patients and to ensure high quality consistent standards for our teams.

Best Practices = Service Excellence

Lastly, through our combined entity, we will focus on service excellence initiatives to enhance our partnerships with our customers. We will seek best practices to build deeper relationships based on operational results, strong communication and an even better understanding of customer expectations. That includes the continued investment in Rehab Max to enhance the professional image of our therapists and the “look and feel” of our gyms. Our patients expect strong results from us, and so do our customer partners.

While we’re proud of all the accomplishments within the Peoplefirst Rehabilitation division, we look forward to setting the bar even higher. We are eager to combine the strengths of both organizations, not for the sake of being bigger, but in an effort to be better! Our success will be tied to our ability to deliver best practices in the area of clinical care, operational performance, recruitment, employee retention and overall customer service.

Thanks for all you do! I appreciate your hard work and remain committed to doing my best to ensure a smooth transition for all our employees.

Chris

Chris Bird

President, Peoplefirst Rehabilitation

Developing Outpatient Therapy Payment Alternatives at The Eliot Healthcare Center
The rehabilitation department at The Eliot Healthcare Center in Natick, Massachusetts, under the leadership of Patricia Cincotta, RM, OTR, is taking part in a national study sponsored by CMS called Developing Outpatient Therapy Payment Alternatives (DOTPA). The study is looking at Medicare Part B payment method alternatives to the current financial cap on outpatient therapy services. Peoplefirst Rehabilitation and Eliot Healthcare are working with RTI International on this study. Other team members overseeing this project are from the Rehab Institute of Chicago, Boston University, the University of Southern California, National Rehabilitation Hospital and the University of Pennsylvania.

The study involves collecting data for four to six months from January to August throughout the country from a mix of facilities including hospital outpatient departments, CORF, outpatient rehab facilities, PT-only private practices, PT and OT private practices, any private practice providing SLP services, day rehabilitation programs and nursing facilities. The goal is to complete 25-30 new admissions per month or 125 patients per facility.

The staff at Eliot is required to complete a 23-page Admission Tool that tracks admission information, including demographics, current medical information, cognitive status, mood and pain, impairments, functional status, primary reason for therapy and any other useful information, as well as a section for feedback.

Once the patient is discharged from therapy services, the staff completes a 24-page Discharge Tool that tracks administrative items, including demographics, current medical information, cognitive status, mood and pain, impairments, functional status, discharge status and medical coding information.

Peoplefirst is proud to be part of this exciting study and thanks the therapists at Eliot Healthcare for their enthusiasm and dedication.

APRIL 2011 | The Peoplefirst Post | 2

YOU ARE JUST A FEW CLICKS AWAY FROM CLINICAL EXCELLENCE! COME AND SEE PEOPLEFIRST’S ENHANCED THERAPY PORTAL.

In addition to free continuing education, we have added the following enhancements:

•  In addition to our web-based trainings, you can access audio trainings 24/7!

•  Library of clinical training materials

•  Wikis – you can submit clinical content to be posted on the site

•  Contacts – view names, email addresses and phone numbers of key contacts

•  Upon course evaluation completion for

OT, PT or SLP courses, a course certificate can be downloaded

•  Executive Blog – you can post your comment to the Executive Blog

•  Announcements – stay up to date with important Peoplefirst information

•  Send us feedback and participate in surveys

Come visit us at:

www.peoplefirstrehab.com

>> Already Registered? Type your username (i.e., JSmith) in the “Domain\User name” field and your password in the “Password” field.	>> Forgot Your User Name or Password? Click “Therapist Login” on www.peoplefirstrehab.com and click on the link to reset your password.	>> New User? Click “Therapist Login” on www.peoplefirstrehab.com and click on the link noted to create a new account. Just give us your personnel number and email address.

APRIL 2011 | The Peoplefirst Post |	3

Course Listing for the Peoplefirst Therapy Portal	Course titles are listed below for your convenience. Please refer to the User Instructions section for PT, OT and SLP CEU specifics regarding approved courses for ASHA, AOTA and PT states.

Differential Diagnosis of Dysarthria

Perceived Exertion Scales: An Introduction

Rehab Assessment: Special Test and Measures

Balance Testing

Thorough Assessments in Rehab – PT

Thorough Assessments in Rehab – SLP

Claims Audit Process

Claims Tracking System

Managing Claims Appeals Process

CPT Coding and Quiz 2009

CPT Coding and Quiz 2010

ICD-9 Coding Changes and Updates 2010

ICD-9 Codes 2009

ICD-9 Coding Changes and Updates 2009

Making Sense of Outpatient Medicare B

Medicare 101

Medicare Part B Automatic Exception Process

Outpatient Medicare Part B Regulations

CI Course 1 – Understanding Dementia

CI Course 2 – The Dementia Care Tool Kit

CI Course 3 – The Abilities-Focused Model of Care and the Stages of Dementia

CI Course 4 – Applying the Abilities-Focused Model of Care to Behavioral Challenges

ColorScapes – A Closer Look at Dementia

ColorScapes – Apply ColorScapes to the Stages of Dementia

ColorScapes – Apply the ColorScapes Tool Kit

ColorScapes – Care for the Caregiver

ColorScapes – ColorScapes and Activity Programming

ColorScapes – Manage Challenging Behaviors

ColorScapes – Work with Families

Physical Therapy: Maximizing Outcomes for the Cognitively Impaired Patient

Sensory Stimulation

Cognition – Psych Intervention in LTC

Cognition: Managing Cognition in the LTAC World

Cognition: Managing Behaviors in the Cognitively Impaired Patient: A Conversation

Documentation Risk Area

Documenting the Skilled Components of Gait Training

Effective Documentation On-the-Go

Documentation – Medical Necessity: The Foundation of Rehab

Documentation – Successful Point of Service Documentation

Raising the Bar on Dysphagia Management

Dysphagia – Oral Care and Xerostomia

Falls On-the-Go

Falls – No Falls in the Fall

Vestibular Rehab Intervention

Anticoagulation Therapy: Implications for Rehab

Ask the Pharmacist

Medical – Oral Care and Xerostomia

Medical – Bariatric Population and Treatment

Hospice and Home Health

Interpretation of Patient Lab Data

Low Vision – Evaluation and Treatment Strategies (Module I)

Meeting the Communication Needs of the Trach and Vent Patient

Nutrition Assessment

Patient’s Right to Refuse Treatment

Preserving Communication and Dignity at End of Life

Treating the Obese and Bariatric Patient – Introduction Part I of II

Treating the Obese and Bariatric Patient – Introduction Part II of II

Understanding Laboratory Values

Utilization, Coding and Documentation of Modalities

Vital Signs – Practical Tips for the Patient With Abnormal Vital Signs

Adaptive Equipment for Low Level Patient

Do not Use – Adaptive Equipment for Low Level Patient

Medically Complex: Hemodialysis Patient Optimizing Rehab

Energy Conservation and Treating the Deconditioned Patient

Rehab Acuity Scale

The Medically Complex Patient: Providing Structure and Strategy in Rehabilitation

Making the Most of the Clinical Ladder Program: A Guide for Operations

Supervision of Support Staff

Neuro Rehab I – Principles and Theories – Motor Control, Motor Learning, and Neuroplasticity

Elbow Assessment and Treatment

Hand Therapy

Joint Anatomy and Physiology

Shoulder Assessment and Treatment

FTS – SLP/ASHA NOMS Outcome Data Entry

Outcomes Overview

POC/FTS – ASHA NOMS Outcomes Data Entry (SLP)

FOM Clinical Scoring Training PT

POC/Fts FOM Outcomes Data Entry for PT

Long-Term Care Programming

No Patient Left Behind

SLP Caseload Management

SLP Group and Dovetail Treatment part 1

>>

APRIL 2011  I  The  Peoplefirst Post  I   4

Course Listing for the Peoplefirst Therapy Portal CONTINUED

SLP Group and Dovetail Treatment part 2

Exercise Pro on Knect

Got Group

PFR Clinical Services Bulletin Manual: Effective Use of Our Best Practice Guide

PFR Systems – Implementing a Successful Gym Program

PFR Systems – Interviewing Tips and Techniques

PFR Systems: Got Group

The Essential RM/DOR Management Checklist

PFR Interactive Release Notes

PFR Mobile Training Materials

PFR Systems: Professional Image: Stepping up to the Plate

ProTouch – Comment

ProTouch – Kardex

ProTouch – Basic Navigation

ProTouch – Crossout

ProTouch – Flowsheets

ProTouch – Order Entry

ProTouch – Order History

ProTouch – Pain Management

ProTouch – Patient Care Plan

ProTouch – Patient Family Teaching

ProTouch – Profile Order Sets

ProTouch – Retrieval Basics

PT OT SLP HOT TOPICS Information: OT Hot Topics

PT OT SLP HOT TOPICS Information: PT Hot Topics

Communication and Swallowing for the Pulmonary Patient

Effective Coordination of Respiratory and Rehab Care

EKG Basics

EKG Dysrhythmias

Module I – Respiration Overview

Module II – Rehab Management of Pulmonary Dysfunction

Module III – PT/OT Management of Pulmonary Dysfunction

Pulmonary – Tracheostomy Care

Pulmonary – Tracheostomy Care (CE)

Pulmonary – Ventilators

Pulmonary – Ventilators (CE)

Rehab Documentation Workshop

Evidence-Based Practice: An Introduction

Student Affiliation Process / Student Program

POC.net_NOMS Outcomes Data Entry

Wound Care Introduction

Wound Care Modalities

Wound Care – Ulcers

Thorough Assessments in Rehab – OT (CE)

Clinical Excellence in Dementia – Dysphagia Management (CE)

Comprehensive Psychiatric Occupational Therapy Intervention in LTC LTAC Settings

OT Cognitive Assessment (CE)

SLP Cognitive Assessment – Clinical Reasoning in Cognition Management (CE)

Spaced Retrieval

Documentation – Medical Necessity: The Foundation of Rehab

Documenting the Skilled Components of Gait Training

Dysphagia and Nutrition Considerations

Preserving Communication and Dignity at End of Life (CE)

Understanding Laboratory Values (CE)

The Medically Complex Patient: Providing Structure and Strategy in Rehabilitation (CE)

Neuro Rehab I – Principles and Theories of Neurological Rehabilitation (CE)

Neuro Rehab II – CVA and TBI (CE)

Neuro Rehab II – CVA and TBI Part 1 (CE)

Neuro Rehab II – CVA and TBI Part 2 (CE)

Neuro Rehab III – Degenerative Neurological Diseases Part 1 (CE)

Neuro Rehab III – Degenerative Neurological Diseases Part 2 (CE)

PFR – Elbow Assessment and Treatment (CE)

Hand Therapy (CE)

Joint Anatomy and Physiology (CE)

Orthopedic Overview for Rehab

Shoulder Assessment and Treatment (CE)

FOM Clinical Scoring Training OT

POC/FTS FOM Outcomes Data Entry for OT (CE)

PT/OT Management of Pulmonary Dysfunction (CE)

Pulmonary Rehab Considerations for Speech Pathologists

Module I – Respiration Overview (CE)

Module II – Rehab Management of Pulmonary Dysfunction (CE)

Module III – Communication and Swallowing for the Pulmonary Patient (CE)

Rehab Documentation Workshop (CE)

Service Delivery – Best Practices in SLP Caseload Management

Wound Care Introduction (CE)

Wound Care Modalities (CE)

Wound Care – Ulcers (CE)

APRIL 2011  I  The Peoplefirst Post  I  5

Step Up to Health Program

The Step Up to Health program assists employees and their spouses/domestic partners who are enrolled in one of our medical plan options to identify and address potential health risks resulting from lifestyle choices. To better meet the needs of Kindred employees and their families, Kindred has partnered with CareAllies to provide comprehensive wellness offerings.

In order to receive the Healthy Rewards rates in 2011, you and/or your enrolled spouse/partner must participate in the Health Risk Assessment (HRA), available online at https://group.mycareallies.com, group ID/password is Kindred. If you prefer to complete the HRA on paper, please call the Kindred HUB to request a paper version. When you submit your HRA, you will receive a health assessment report. The report will also indicate your risk factors, conditions you might be subject to and what you can do to improve your health status.

For more information regarding the Step Up to Health program, and important deadlines, please contact the Kindred HUB at

1-800-991-6171 or visit:

https://group.mycareallies.com.

Lifestyle Management Programs

The programs offer personal coaching support if you have certain risk factors, such as tobacco use, stress, and weight management challenges. This support is available by working with a personal health coach over the telephone. Coaching support is also available through self-directed, online modules at the CareAllies website - https://group.mycareallies.com (Group ID: Kindred).

Chronic Condition Support Programs

Provided to participants who are enrolled in either a UnitedHealthcare or Blue Cross Blue Shield medical option who are coping with asthma, diabetes, heart disease, chronic obstructive pulmonary disease (COPD), and other chronic conditions. The programs will give you the support and education necessary to better manage your condition, improve your quality of life and reduce your out-of-pocket healthcare costs.

Your participation in any of the Step Up to Health programs is completely confidential.

APRIL 2011 | The Peoplefirst Post |	6

   Things Are Changing,

   But We’re Still FIRST

       By Kim More, Division Vice President, West Region

Peoplefirst has seen a lot of change in the past months. MDS 3.0 and RUGs IV have changed the survey process, how we look at rehab treatment, and how we document what we do every day. Now more change is on the way. Once the companies are combined, Peoplefirst will become the largest rehab provider in the country. Thousands of therapists, assistants, aides, and managers will be joining the FIRST team. How will we keep our FIRST culture strong in the midst of all this change?

“Culture” is the way we act as a company. It is the way the rehab aide helps the new therapist find the equipment he needs to treat patients. It is the way the occupational therapist helps the facility staff with ideas for adaptive equipment. It is the way the entire team looks out for one another when the schedule is busy. It is the way the management team spreads information so every-one knows what is going on. It is the surprise baby shower the team gives for the physical therapist. It is a thousand little things that we do every day.

We Are Peoplefirst

The culture of a company is us. We are Peoplefirst. We will train new team members in our core values: Fun, Integrity, Respect, Support, and Teamwork. But we won’t do this training by giving out handbooks. We will do it with our actions. We will show our core values in practical ways: respect for patients and residents, accurate billing, and dealing fairly with other team members. We will support one another in simple ways. “I’ll take that resident for you this afternoon so you can get to your doctor’s appointment.” Our teamwork will show in the way we communicate with each other and the way we work out scheduling or treatment issues.

But, perhaps most of all, I hope we remember to have fun. I was at a facility where the physical therapist held the occupational therapist’s stuffed teddy bear “hostage.” A ransom note arrived, complete with a picture of the bear tied in Thera-Band. The ransom note demanded some of the cookies being baked by the occupational therapist in cooking group (the smell of warm chocolate chip cookies was difficult to resist). The residents enjoyed the adventure, and everyone enjoyed the cookies. Was this unprofessional? No. It was just fun!

Take Charge

Every one of us is in charge of the Peoplefirst culture. It is not our manager’s job to keep the FIRST culture alive and well. None of us should sit back and say, “Someone should fix this. Everyone is stressed by all this change.” We are all part of the answer. Every one of us owns the Peoplefirst culture.

Peoplefirst is a leader in

healthcare because our culture helps us make choices every day. We choose how to respond to the challenges we face together in the workplace and in our industry. We work with team members, facility staff, patients, and families to develop solutions, remove barriers, and fix broken situations.

I am proud of our culture. I am passionate about it, and committed to keeping our culture growing. Passion that truly works is when we are emotionally connected to what we want to happen for our patients, programs, with and for our teams, and for the customers we serve.

Look around to see opportunities to show our culture in action. Commit to making a difference everyday with your patients, teams, customers and center. We will all make Peoplefirst an even better place for recovery, healing, and…fun.

“CULTURE” IS THE WAY WE ACT AS A COMPANY. IT IS A THOUSAND LITTLE THINGS THAT WE DO EVERY DAY. THE CULTURE OF A COMPANY IS US.

BETTY Launches Nationwide!

BETTY IS A TRAINING TOOL THAT USES PHOTOGRAPHS TO ASSIST CNAs IN ACCURATELY CODING THE FOUR LATE-LOSS ADLS: BED MOBILITY, EATING, TRANSFERS AND TOILET USE. CORRECTLY CODING THESE AREAS NOT ONLY REDUCES THE RISK OF INJURIES TO THE CAREGIVER AND PATIENT, BUT ENSURES PROPER CARE, ACCURATE MDS CODING AND APPROPRIATE REIMBURSEMENT.

The rehab clinical team is excited to introduce BETTY to all of our facilities. BETTY is a training tool that uses photographs to assist CNAs in accurately coding the four late-loss ADLs: Bed mobility, Eating, Transfers and Toilet use. Correctly coding these areas not only reduces the risk of injuries to the caregiver and patient, but ensures proper care, accurate MDS coding and appropriate reimbursement.

What does BETTY stand for?

Bed mobility

Eating

Transfer

Toilet use

Yes: You coded BETTY correctly!

The colorful flip chart provides the reader with definitions for each late-loss ADL, ADL self-performance coding and ADL support provided coding. It also lists additional coding tips such as:

•   Do not code the assistance the patient “should” receive according to the care plan. The level of assistance given may be different from what is written on the care plan. Therefore, code what actually happened.

•   Do not code assistance provided by family or other visitors.

BETTY also provides photographs depicting each ADL at supervision, set up, limited assistance, extensive assistance and total dependence levels.

We hope this guide will also assist rehab clinicians to communicate with the nursing staff using the MDS terminology, and likewise assist nursing to reinforce the importance of coding correctly.

At Peoplefirst, we strive to provide superior care to our patients. Given the complexities of coding, we anticipate BETTY will serve as a quick reference that is used time and time again.

•   Code the actual assistance provided, not what you think the patient can do, or your estimate of the patient’s potential.

•   Code for the MOST support you provided during your shift, even if it only occurred once.

APRIL 2011  |  The Peoplefirst Post  I  8

The Peoplefirst Neurological Rehab Workshop

The Peoplefirst Neurological Rehab Workshop was held March 31 – April 1 in Chicago. This two-day workshop offered a combination of lecture and hands-on lab activities for 120 Peoplefirst trainees on the patient with neurological diagnoses. The latest innovations in neurological assessment and treatment were presented and trialed for communication, cognitive and swallowing disorders with neurologic etiology. The information was presented in a unique, innovative and fun learning style combining lecture, live and video-enhanced lab demonstration and hands-on practice for all disciplines.

The agenda topics included:

Visual Perception in the Neurological Patient – Arthur Levesque

Optimal Alignment/Positioning – Judy Freyermuth

Optimal Mobility and PNF – Jennifer Goff

Introduction to NDT Theory and Practice – Vienna Lafrenz and Sarah Ball

Innovative Lab Activities: Review of NDT principles, handling techniques and transitional movement patterns; mobilization techniques; gait and pre-gait activities

Apraxia, Aphasia and AAC in the Neurological Population – Michelle Tristani and Ginger Grabert

Beckman Oral Motor Overview and Practical Application – Marcia Salovich

Myofacial Release Overview for SLPs – Laura Magee

Speakers and coordinators included:

Jeanna Conder, OT, Director of Clinical Operations

Arthur Levesque, OT, Rehab Education and Compliance Coordinator – Midwest Region

Judy Freyermuth, PT, Rehab Clinical Specialist – Physical Therapy

Jennifer Goff, PT, Clinical Ladder III

Michelle Tristani, SLP, Rehab Clinical Specialist –Speech Pathology

Ginger Grabert, SLP, Rehab Education and Compliance Coordinator – Hospital

Vienna Lafrenz, OT, Rehab Education and Compliance Coordinator – West Region

Sarah Ball, OT, Clinical Ladder II

Laura Magee, SLP, Clinical Ladder II

Marcia Salovich, SLP, Clinical Ladder I

Patti Mullins, Clinical Coordinator

Also included were vendor education sessions which featured products and equipment for the neurological patient. Vendors included: Dynavox, Speech Remedy, Aphasia Solutions Network, ACP, Keen Mobility, Postureworks, Direct Supply and Lingraphica.

Additional Information About RehabCare Group, Inc. and Kindred Healthcare, Inc. Transaction

In connection with the pending transaction with RehabCare Group, Inc. (“RehabCare”), Kindred Healthcare, Inc. (“Kindred”) has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (commission file number 333-173050) that includes a joint proxy statement of Kindred and RehabCare that also constitutes a prospectus of Kindred. Kindred and RehabCare will mail the definitive joint proxy statement/prospectus to their respective stockholders after the Registration Statement has been declared effective by the SEC. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT PROXY STATEMENT/ PROSPECTUS REGARDING THE PENDING TRANSACTION WHEN IT BECOMES AVAILABLE BECAUSE IT CONTAINS IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus (when available) and other related documents filed by Kindred and RehabCare with the SEC at the SEC’s website at www.sec.gov. The joint proxy statement/prospectus (when available) and the other documents filed by Kindred and RehabCare with the SEC may also be obtained for free by accessing Kindred’s website at www.kindredhealthcare.com and clicking on the “Investors” link and then clicking on the link for “SEC Filings” or by accessing RehabCare’s website at www.rehabcare.com and clicking on the “Investor Information” link and then clicking on the link for “SEC Filings”.

Participants in this Transaction

Kindred, RehabCare and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from their respective stockholders in favor of the pending transaction. You can find information about Kindred’s executive officers and directors in Kindred’s joint proxy statement/ prospectus. You can find information about RehabCare’s executive officers and directors in its definitive proxy statement filed with the SEC on March 23, 2010. You can obtain a free copy of these documents from Kindred or RehabCare, respectively, using the contact information above.

Forward-Looking Statements

Information set forth in this document contains forward-looking statements, which involve a number of risks and uncertainties. Kindred and RehabCare caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Kindred and RehabCare, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: (a) the receipt of all required licensure and regulatory approvals and the satisfaction of the closing conditions to the acquisition of RehabCare by Kindred, including approval of the pending transaction by the stockholders of the respective companies, and Kindred’s ability to complete the required financing as contemplated by the financing commitment; (b) Kindred’s ability to integrate the operations of the acquired hospitals and rehabilitation services operations and realize the anticipated revenues, economies of scale, cost synergies and productivity gains in connection with the

RehabCare acquisition and any other acquisitions that may be undertaken during 2011, as and when planned, including the potential for unanticipated issues, expenses and liabilities associated with those acquisitions and the risk that RehabCare fails to meet its expected financial and operating targets; (c) the potential for diversion of management time and resources in seeking to complete the RehabCare acquisition and integrate its operations; (d) the potential failure to retain key employees of RehabCare; (e) the impact of Kindred’s significantly increased levels of indebtedness as a result of the RehabCare acquisition on Kindred’s funding costs, operating flexibility and ability to fund ongoing operations with additional borrowings, particularly in light of ongoing volatility in the credit and capital markets; (f) the potential for dilution to Kindred stockholders as a result of the RehabCare acquisition; and (g) the ability of Kindred to operate pursuant to the terms of its debt obligations, including Kindred’s obligations under financings undertaken to complete the RehabCare acquisition, and the ability of Kindred to operate pursuant to its master lease agreements with Ventas, Inc. (NYSE:VTR ). Additional factors that may affect future results are contained in Kindred’s and RehabCare’s filings with the SEC, which are available at the SEC’s web site at www.sec.gov. Many of these factors are beyond the control of Kindred or RehabCare. Kindred and RehabCare disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.

© 2011 Peoplefirst Rehabilitation CSR 130919 WEB	APRIL 2011 I The Peoplefirst Post I 10